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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X       Form 40-F
                                    ---                ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                             Yes        No  X
                                 ---       ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)


                             Yes        No  X
                                 ---       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes        No  X
                                 ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________ )


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         Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:


         Exhibit 99.1: the Company's corporate disclosure on the approval of the amended corporate reorganization plan, filed with the Financial Supervisory Commission of Korea on May 3, 2005.

         Exhibit 99.2: the Company's corporate disclosure on its capital reduction plan, filed with the Financial Supervisory Commission of Korea on May 3, 2005.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   KOREA THRUNET CO., LTD.



Date: May 11, 2005                                 By:   /s/ Suk Won Park
                                                         -----------------------
                                                         Name:  Suk Won Park
                                                         Title: CEO, Receiver






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                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------

99.1 The Company's corporate disclosure on the approval of the amended corporate reorganization plan, filed with the Financial Supervisory Commission of Korea on May 3, 2005.

99.2: The Company's corporate disclosure on its capital reduction plan, filed with the Financial Supervisory Commission of Korea on May 3, 2005